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                                                                    EXHIBIT 99.5
[LETTERHEAD OF MAGMA POWER COMPANY]

                                                               October 11, 1994

Dear Fellow Magma Stockholder:

  On October 6, 1994, California Energy Company commenced an unsolicited tender offer to purchase 12,400,000 shares (approximately 51%) of Magma Power's outstanding common stock. The California Energy offer states that it is the first step of a plan to acquire 100% of Magma and merge it with California Energy in a transaction in which the remaining shares will receive a mix of cash and shares of California Energy.

  After extensive analysis and for the reasons set forth below and in the accompanying statement on Schedule 14D-9, your Board of Directors has unanimously determined that the California Energy offer is not in the best interests of Magma's stockholders.

YOUR BOARD STRONGLY RECOMMENDS THAT YOU REJECT THE OFFER AND NOT TENDER YOUR SHARES TO CALIFORNIA ENERGY.

BACKGROUND

  The public statements of California Energy have implied that our two companies have been engaged over the past three years in sporadic negotiations about a business combination transaction. Let us set the record straight. Three years ago the two companies held brief and unproductive negotiations on this topic. No authorized negotiations have taken place since then. The record is set forth in full in the section entitled "Background" in the accompanying
Schedule 14D-9 which we urge you to read in its entirety.

AN INDEPENDENT MAGMA WILL PRODUCE GREATER VALUE

  In arriving at its recommendation, your Board carefully reviewed Magma's business, financial condition and future prospects. This review process demonstrated and reaffirmed the Board's conviction that an independent Magma will best serve its stockholders by creating greater long-term value for stockholders than a sale of Magma pursuant to the California Energy offer.

  Over the past several years, Magma has emerged as an internationally recognized leader in the development of renewable power from geothermal energy based on a strong balance sheet, disciplined focus on core objectives, management expertise and outstanding resource management. We fully expect a bright and profitable future for Magma to emerge from our strategy to grow by expanding our existing domestic operations, building our international opportunities and capitalizing on our outstanding technological, financial and competitive position. Your Board firmly believes that the benefits of Magma's existing projects and initiatives have not yet been fully reflected in the market -- they certainly are not reflected in California Energy's offer.

OPPORTUNISTIC OFFER

  Your Board believes that California Energy's offer is an opportunistic attempt by a highly-leveraged company to acquire Magma at a price that your Board of Directors has determined to be inadequate and less attractive to Magma and its stockholders than remaining independent.

  In making its offer at this time, California Energy is trying to buy Magma at a bargain price that does not remotely reflect Magma's intrinsic value and the long-term strategic promise of which California Energy is well aware. In effect, California Energy hopes to finance its partial acquisition off the strength of Magma's
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balance sheet in order to purchase Magma at a time that is most advantageous to
California Energy and deprive Magma stockholders of their current stake in Magma's bright future.

HIGHLY CONDITIONAL OFFER

  California Energy's offer is highly conditional. It is conditioned upon:

  .obtaining at least $300 million of "secured" debt financing. No source for this financing has been identified by California Energy, but its financial advisor has stated that it "believes" financing can be arranged "on a timely basis";

  .obtaining the approval of California Energy's stockholders who according to the California Energy offer will meet, at the earliest, in mid-November 1994;

  .entering into a merger agreement approved by your Board of Directors;

  .the offer not adversely affecting any material contract rights of Magma;
     and

  .nine additional conditions.

COERCIVE OFFER

  The California Energy offer provides all cash of $35 per share to Magma stockholders who tender, while providing a mix of cash (approximately $15 per share) and California Energy common stock to those who do not tender and receive consideration through a back-end merger. The effect of this structure is to coerce stockholders to surrender their shares in Magma for an inadequate price, leading to a back-end merger in which stockholders would be left with shares in an even more highly leveraged California Energy--a company that will be burdened by high debt service at a time when it will need free cash to invest in the future. The California Energy offer does not afford any protection to Magma stockholders for future risk associated with an ownership interest in such a highly-leveraged entity.

OTHER FACTORS

  In making its recommendation, your Board took into account a number of factors other than those listed above, including the opinion of Goldman, Sachs & Co. that the consideration provided for in the California Energy offer is inadequate. In addition, your Board took into account and considered the interests of certain customers and partners of Magma, and the effect that the offer might have on the combined businesses of Magma and California Energy.

  Your Board is dedicated to serving your interest. We do not believe that it is in your interest to sacrifice the results of Magma's prudent and successful strategy and the wealth of assets that constitute Magma's bright and promising future for the illusory promises of California Energy's offer.

  Please read carefully the enclosed Schedule 14D-9 and press release which describe in depth your Board's recommendation and other important matters.

  Be assured that your Board and management will continue to act with your best interests in mind.

  We greatly appreciate your continued support and encouragement.

Sincerely,

Paul M. Pankratz                          Ralph W. Boeker
Chairman                                  President and C.E.O.